United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

PROXY MEMORANDUM

Registrant: Pfizer, Inc.

To:	Pfizer Shareholders

Subject:	Shareholder resolution requesting the Board of Directors adopt a policy requiring the Chair of the Board, whenever possible, to be an independent member of the Board

Date:	April 2, 2019

Contact:	Tom McCaney, Sisters of St. Francis of Philadelphia tmccaney@osfphila.org

At the upcoming Pfizer, Inc. (“Pfizer” or “the “Company”) annual shareholders’ meeting on April 25, 2019, shareholders will have the opportunity to vote on a Proposal (the “Proposal”) sponsored by multiple shareholders1 asking Pfizer to consider adopting as policy, and amend the by-laws as necessary, to require that the Chair of the Board be an independent member of the Board.. We urge you to vote FOR proposal #7 as described below.

 RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy would be phased in for the next CEO transition.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

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1 Sisters of St. Francis of Philadelphia, and co-filers, including Dana Investment Advisors, Miller/Howard Investments.

The Proponents submitted the Proposal to Pfizer because we believe shareholders, as well as the company, would benefit from an independent presence in the role of Chair. A potential conflict of interest exists when a company’s board of directors, which is responsible for overseeing the company’s CEO, is chaired by the CEO. This conflict is heightened by the fact that the CEO provides the board with the information it depends on to oversee business practices and assess risk management.

We believe that the primary duty of the Board is to monitor the management of the company on behalf of the shareholders. Combined Chair /CEO roles may create several kinds of risk:

A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board.2

Concerned shareholders often urge that a unified role leads to a lack of oversight and diminishes the independence of a board. Prior to the financial crisis, several failed banks such as Lehman Brothers and Bear Stearns employed unified Chairman and CEOs, a fact which has led to criticism of the unified role.3

“Global experience has shown that the model is a tested instrument of governance. Having an independent chairman is a means to ensure that the CEO is accountable for managing the company in close alignment with the interests of shareowners, while recognizing that managing the board is a separate and time intensive responsibility.” 4

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2 https://www.cii.org/independent_board

3 https://www.corporatecomplianceinsights.com/split-decisions-the-pros-and-cons-of-separating-ceo-and-chairman-roles/

4 https://web.law.columbia.edu/sites/default/files/microsites/millstein-center/2009%2003%2030%20Chairing%20The%20Board%20final.pdf

As written in Investopedia, May 31, 2018, the author cites three reasons to separate the roles. Along with the potential for a) conflict of interest, specifically with a Chair/CEO voting on his/her own compensation, and b) corporate governance issues resulting from a CEO monitoring oneself, a Chair/CEO may compromise the independence of the audit committee. “However, because the committee is a sub-group of the board of directors and reports to the chair, having the CEO in the chair role limits the effectiveness of the committee. This is especially true for the whistleblower clause. Sarbanes-Oxley requires that the audit committee have a procedure where employees and other connected individuals can report fraud and other abuse directly to the committee without reprisal. When the board is led by management, employees may be less likely to report such activities and the audit committee may be less likely to act on such reports.”5

Proxy Advisory Services company Glass Lewis, in its March 2016 report “In-Depth – Independent Board Chairman”, explains “…that shareholders are better served when the board is led by an independent chairman who we believe is better able to oversee the executives of the Company and set a pro-shareholder agenda without the management conflicts that exists when a CEO or other executive also serves as chairman. This, in turn, leads to a more proactive and effective board of directors.”6

In our view, many Boards prefer to rely on the comfort of the familiar. However, independent voices, particularly in challenging times, are needed to keep the best interests of shareholders as a priority. A similar resolution filed with Pfizer last year received a 25.59% vote.

We therefore urge shareholders to vote FOR proposal #7.

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5 https://www.investopedia.com/financial-edge/0912/3-reasons-to-separate-ceo-and-chairman-positions.aspx

6 http://www.glasslewis.com/wp-content/uploads/2016/03/2016-In-Depth-Report-INDEPENDENT-BOARD-CHAIRMAN.pdf